UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

17 October 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Interim Management Statement for the three months ended 30 September 2012

Diageo reports 5% organic net sales growth in Q1

In the quarter ended 30 September 2012 Diageo delivered organic net sales growth of 5% against the comparable period when Diageo reported 9% organic net sales growth. Volume was up 2%. Organic net sales growth by region was:

• North America 6%

• Europe (1)%

• Africa 11%

• Latin America and Caribbean 16%

• Asia Pacific 2%

On a reported basis, net sales grew 6% in the quarter, against the comparable period. Net sales from acquisitions, Mey İçki, Meta Abo, Ypióca and Shuijingfang, were £79 million and there was a negative foreign exchange impact of £49 million.

Continued good performance in US spirits was the main driver of the performance in North America. In Europe, Turkey, Russia and Eastern Europe each continued to perform strongly and delivered double digit net sales growth. Western Europe was weak against a strong quarter in the prior year. Southern Europe and Ireland continued to be impacted by the economic situation in those markets while in France consumer demand remains weak following the duty increases implemented in January. Africa also delivered another double digit net sales growth performance as strong growth in spirits in South Africa and in beer in East Africa offset weakness in Nigeria. Latin America and Caribbean again delivered strong net sales growth despite a tough comparison in the prior year. In Asia Pacific performance in the developed markets was impacted by continued weakness in South Korea. In the emerging markets of Asia strong growth in South East Asia and China, especially in scotch, was offset by the postponement into the second quarter of sales to Global Travel customers and weakness in the vodka category in India.

Net assets were £7,216 million at 30 September 2012, compared with £6,811 million at 30 June 2012 primarily as a result of net profit for the period. Net borrowings were £8,019 million at 30 September 2012 having been £7,570 million at 30 June 2012. The purchase of Ypióca was completed and the consideration of £284 million was paid in August.

Paul Walsh, Chief Executive of Diageo commented:

‘Diageo has delivered a solid start to the new financial year with net sales growth in line with expectations. The strength of our brands and our routes to market, coupled with the investments we have made in faster growing markets continue to drive the performance of our business. Growth in North America reflects our strength in US spirits and while the consumer environment in Western Europe remained challenging we delivered over 30% net sales growth in the faster growing markets of Europe, especially in Turkey where we have driven share gains from the successful integration of Mey İçki. The developed markets of Asia Pacific, especially Korea, are challenging but in the developing markets of Asia we have seen continued good performance. This performance together with the strong results we delivered in Africa and Latin America, and in the emerging markets of Europe has resulted in another period of double digit growth in our emerging markets business.

As a global business we continue to be aware of the uneven nature of the global economy. However we remain confident that we will deliver our medium term goals, given the strength of our brands and our routes to market.’

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+36 1 580 1022
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Kirsty King	+44 (0) 20 8978 6855
press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 17 October 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary